# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COTY INC., CIK 0001024305
CUSIP: 222070203
Title of class of securities: Class A Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 350 FIFTH AVENUE, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 09/02/2025
Filed by CIK 0001767648
Persons authorized to receive notices and communications: Joachim Creus JAB Beauty B.V., Piet Heinkade 55, 1019 GM, Amsterdam, Netherlands (P7), 00000, 31 20 235 50 00

## Reporting persons
- JAB Beauty B.V. (CIK 0001767648): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 488,051,545; sole dispositive power 0; shared dispositive power 451,853,684; aggregate amount beneficially owned 488,051,545 (54.5% of the class)
  Comment: Note to row 8: This represents the aggregate voting power of shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), of Coty Inc. (the "Company") that may be deemed to be beneficially owned by JAB Beauty B.V. (formerly known as Cottage Holdco B.V.) ("JAB Beauty"). This includes, as a result of the Proxy Agreement (as defined in this Schedule 13D), 36,197,861 Class A Shares that may be deemed to be beneficially owned by Peter Harf (comprised of 12,350,509 Class A Shares and 23,847,352 Class A Shares issuable upon conversion of shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Shares"), of the Company as of September 13, 2024 as set forth in the Definitive Proxy Statement on Schedule 14A filed by the Company with the United States Securities and Exchange Commission (the "Commission") on September 26, 2024 (the "Proxy")).
  
  Note to row 10: This represents the aggregate dispositive power of Class A Shares that may be deemed to be beneficially owned by JAB Beauty.
  
  Note to row 13: The percentage ownership is based upon (i) 872,294,977 Class A Shares issued and outstanding as of August 12, 2025, as set forth in the Annual Report on Form 10-K filed by the Company with the SEC on August 21, 2025 (the "Latest Periodic Report") and (ii) 23,847,352 Class A Shares issuable upon conversion of the Series B Shares as of September 13, 2024, as set forth in the Proxy.
- JAB Holdings B.V. (CIK 0001579134): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 488,051,545; sole dispositive power 0; shared dispositive power 451,853,684; aggregate amount beneficially owned 488,051,545 (54.5% of the class)
  Comment: Note to row 8: (1) Amount consists of 488,051,545 Class A Shares that may be deemed to be beneficially owned by JAB Beauty. JAB Holdings may be deemed to have beneficial ownership of the Class A Shares held by JAB Beauty since JAB Beauty is a subsidiary of JAB Holdings.
  
  Note to row 10: This represents the aggregate dispositive power of Class A Shares that may be deemed to be beneficially owned by JAB Beauty and JAB Holdings. JAB Holdings may be deemed to have dispositive power of the Class A Shares held by JAB Beauty since JAB Beauty is a subsidiary of JAB Holdings.
  
  Note to row 13: The percentage ownership is based upon (i) 872,294,977 Class A Shares issued and outstanding as of August 12, 2025, as set forth in the Latest Periodic Report and (ii) 23,847,352 Class A Shares issuable upon conversion of the Series B Shares as of September 13, 2024, as set forth in the Proxy.
- Agnaten SE (CIK 0001579044): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 488,051,545; sole dispositive power 0; shared dispositive power 451,853,684; aggregate amount beneficially owned 488,051,545 (54.5% of the class)
  Comment: Note to row 8: Amount consists of 488,051,545 Class A Shares that may be deemed to be beneficially owned by JAB Beauty. Agnaten SE ("Agnaten") may be deemed to have beneficial ownership of the Class A Shares held by JAB Beauty since JAB Beauty is an indirect subsidiary of Agnaten.
  
  Note to row 10: This represents the aggregate dispositive power of Class A Shares that may be deemed to be beneficially owned by JAB Beauty. Agnaten may be deemed to have dispositive power of such Class A Shares since JAB Beauty is an indirect subsidiary of Agnaten.
  
  Note to row 13: The percentage ownership is based upon (i) 872,294,977 Class A Shares issued and outstanding as of August 12, 2025, as set forth in the Latest Periodic Report and (ii) 23,847,352 Class A Shares issuable upon conversion of the Series B Shares as of September 13, 2024, as set forth in the Proxy.
- Lucresca SE (CIK 0001394212): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 488,051,545; sole dispositive power 0; shared dispositive power 451,853,684; aggregate amount beneficially owned 488,051,545 (54.5% of the class)
  Comment: Note to row 8: Amount consists of 488,051,545 Class A Shares that may be deemed to be beneficially owned by JAB Beauty. Lucresca SE ("Agnaten") may be deemed to have beneficial ownership of the Class A Shares held by JAB Beauty since JAB Beauty is an indirect subsidiary of Lucresca.
  
  Note to row 10: This represents the aggregate dispositive power of Class A Shares that may be deemed to be beneficially owned by JAB Beauty. Lucresca may be deemed to have dispositive power of such Class A Shares since JAB Beauty is an indirect subsidiary of Lucresca.
  
  Note to row 13: The percentage ownership is based upon (i) 872,294,977 Class A Shares issued and outstanding as of August 12, 2025, as set forth in the Latest Periodic Report and (ii) 23,847,352 Class A Shares issuable upon conversion of the Series B Shares as of September 13, 2024, as set forth in the Proxy.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.01 Per Share
Name of issuer: COTY INC.
Address of issuer's principal executive offices: 350 FIFTH AVENUE, NEW YORK, New York (NY), 10118
Comment: This statement on Schedule 13D/A constitutes Amendment No. 7 (this "Amendment No. 7") to and amends and supplements the prior statement on Schedule 13D as filed on May 1, 2019, as amended by Amendment No. 1 filed on March 19, 2020, Amendment No. 2 filed on November 16, 2020, Amendment No. 3 filed on October 29, 2021, Amendment No. 4 filed on February 10, 2023, Amendment No. 5 filed on June 20, 2023 and Amendment No. 6 filed on October 10, 2023 (as so amended, the "Schedule 13D"), by (i) JAB Beauty B.V. (formerly known as Cottage Holdco B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands ("JAB Beauty"), (ii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands ("JAB Holdings"), (iii) Agnaten SE, a private company incorporated under the laws of Luxembourg ("Agnaten") and (iv) Lucresca SE, a private company incorporated under the laws of Luxembourg ("Lucresca" and together with JAB Beauty, JAB Holdings and Agnaten, the "Reporting Persons"). Except as set forth herein, all items remain as previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Extension of Long Swap Arrangement
As previously disclosed on Amendment No. 4, on February 9, 2023, JAB Holdings entered into long cash-settled total return equity swaps (each, a "Long Swap") with Banco Santander, S.A., BNP Paribas, Credit Agricole Corporate and Investment Bank and Societe Generale (the "Banks"). The Long Swaps provided for the establishment of long exposure with respect to a notional amount of shares of Class A Common Stock, par value $0.01 per share (the "Common Stock") (the shares of Common Stock, each a "Class A Share" and, collectively, the "Class A Shares"), of Coty Inc. (the "Company") up to 40,000,000 Class A Shares in the aggregate.

On July 31, 2025, the Long Swap with BNP Paribas expired and terminated by cash-settlement by its terms with respect to a notional amount of 5,000,000 Shares. On August 29, 2025, the Long Swap with CACIB expired and terminated by cash-settlement by its terms with respect to a notional amount of 5,000,000 Shares.

On September 2, 2025, JAB Holdings B.V. agreed to extend the term of the Long Swaps with Banco Santander, S.A., BNP Paribas and Societe Generale with respect to an aggregate notional amount of 30,000,000 Class A Shares by approximately two (2) years for no additional consideration, although JAB Holdings B.V. has the right to terminate and close out the Long Swap during certain specified earlier periods if it so chooses. All other material terms of such Long Swaps, including the Reference Price, remain materially unchanged and in full force and effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) - (b) The Reporting Persons may be deemed to beneficially own 488,051,545 Class A Shares, representing approximately 54.5% of the Company's outstanding Class A Shares (based upon (i) 872,294,977 Class A Shares issued and outstanding as of August 12, 2025, as set forth in the Annual Report on Form 10-K filed by the Company with the SEC on August 21, 2025 (the "Latest Periodic Report") and (ii) 23,847,352 Class A Shares issuable upon conversion of shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Shares"), of the Company as of September 13, 2024 as set forth in the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC (the "Proxy"). JAB Holdings, Agnaten and Lucresca, by virtue of their relationships to JAB Beauty, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Class A Shares which JAB Beauty may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose:
JAB Beauty has voting power and dispositive power with regard to 451,853,684 Class A Shares. JAB Holdings, Agnaten and Lucresca, by virtue of their relationships to JAB Beauty, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Class A Shares which JAB Beauty directly beneficially owns.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, beneficially owns any Class A Shares.

(c) Except as set forth in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Information set forth in Item 4 above is incorporated by reference herein.

## Signatures
- JAB Beauty B.V.: /s/ Rafael Da Cunha, Rafael Da Cunha/Managing Director (09/03/2025)
- JAB Holdings B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers/Managing Director (09/03/2025)
- Agnaten SE: /s/ Joachim Creus, Joachim Creus/Authorized Representative (09/03/2025)
- Lucresca SE: /s/ Joachim Creus, Joachim Creus/Authorized Representative (09/03/2025)